

SENDING ALL THE RIGHT SIGNALS

7733 Forsyth Blvd., Suite 800
St. Louis, MO 63105

Phone: 314.854-8000
Fax: 314/854-8003

www.Belden.com

December 22, 2011

Via Facsimile: 703/813-6968

Mr. John Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4631

Re: Your letter to Gray Benoist of December 20, 2011 regarding:
       Belden Inc. 2010 Form 10-K and
       Third Quarter 2011 Form 10-Q
       Your File No. 1-12561

Dear Mr. Hartz:

We acknowledge receipt of your letter. In accordance with our call earlier today, to ensure we have appropriate time to properly address each comment, you have granted us until January 17, 2012 to respond. Thank you for this courtesy.

Sincerely,

Kevin Bloomfield
General Counsel
Belden Inc.
Office: 314/854-8030
Fax: 314/854-8001